Exhibit 1.0

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Pirelli & C. Real Estate S.p.A. securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Pirelli & C. Real Estate S.p.A. securities are intended to be made available within the United States in connection with the reorganization pursuant to an exemption from the registration requirements of the Securities Act.

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The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and global business, market share, financial results and other aspects of the activities and situation relating to Pirelli & C. Real Estate S.p.A.  Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.  Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. Pirelli & C. S.p.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

PRESS RELEASE

PIRELLI & C. APPROVES PLAN FOR SEPARATION OF PIRELLI RE THROUGH ASSIGNMENT OF SHARES AND CONSEQUENT VOLUNTARY CAPITAL REDUCTION

IN LIGHT OF PROGRESSIVE IMPROVEMENT IN RESULTS OF PIRELLI RE, WHICH CONFIRMS THE VALIDITY OF THE STRATEGY ADOPTED, LENDING BANKS HAVE CONFIRMED THEIR SUPPORT FOR THE TRANSACTIONS

IN THE CONTEXT OF FURTHER STRENGTHENING OF THE SHAREHOLDING STRUCTURE, THE BOARD OF DIRECTORS PROPOSES GRANTING THE POWER TO APPROVE A RESERVED CAPITAL INCREASE OF UP TO 10% OF THE SHARE CAPITAL: MEDIOBANCA AND UNICREDIT AVAILABLE FOR FUTURE UNDERWRITING FOR AN AGGREGATE AMOUNT EQUAL TO 20 MILLION EUROS

IN ORDER TO FAVOR BETTER TRADING OF THE STOCK, THE BOARD OF DIRECTORS OF PIRELLI & C. ALSO PROPOSES TO CANCEL NOMINAL VALUE OF THE SHARES OF PIRELLI & C. AND TO REVERSE SPLIT SUCH SHARES IN A RATIO OF 1 NEW SHARE FOR EVERY 11 SHARES HELD

EXTRAORDINARY SHAREHOLDERS’ MEETINGS TO BE HELD BY THE END OF JULY FOR APPROVAL OF THE TRANSACTIONS. SEPARATION OF PIRELLI RE EXPECTED TO BE CONCLUDED IN THE SECOND HALF OF THE YEAR

Milan, 4 May 2010 – The Board of Directors of Pirelli & C., which met today, resolved upon a plan for separation of Pirelli RE. Such separation will occur through assignment of nearly all Pirelli RE shares held by Pirelli & C. to ordinary and savings shareholders of Pirelli & C., and, therefore, via voluntary reduction of the corporate capital of Pirelli & C. for an amount equal to the value of the Pirelli RE stake being assigned.

The separation of Pirelli RE, occurring in the context of the operating rationalization and optimization plan begun in 2008, which continued in 2009, aims to focus the company on its core industrial activities in the tyre industry as delineated in the strategies of the 2009-2011 industrial plan. The transaction will improve the equity and financial structure of the Pirelli Group, will simplify the corporate structure of Pirelli & C., and will allow for a more immediate reading of the industrial strategy and the economic and financial data of the Pirelli Group by the market, with potentially positive returns in terms of further reduction of the holding company discount.

Within the context of the separation of Pirelli RE, the lending banks, whose loan agreements include clauses for reimbursement in advance should Pirelli RE fall outside the perimeter of the Pirelli Group, have given their full support to the transaction. Pirelli RE’s stand-alone sustainability has been judged positively, on the basis of the assumptions underlying the industrial plan to 2011, presented to the financial market at the time of the capital increase carried out last June, the progressive improvement of all economic indicators compared with last year’s, confirming the validity of the change in strategy implemented, which aims to increase prospective recurring profits, and the track record achieved to date in reduction of fixed costs.

The Board of Directors of Pirelli RE, which met following that of Pirelli & C., favorably acknowledged the plan for separation approved by Pirelli & C. As a consequence of the transaction being finalized, Pirelli RE will proceed to modify its name, to be reviewed at a future Board meeting.

Thanks to the transaction, Pirelli RE will have a wider shareholder base and will be more appealing to possible takeover bids, with potential benefits for its market value. The transaction will also determine favorable conditions for creation of a more flexible platform for potential future partnerships.

The Board of Directors of Pirelli RE, for its part, approved the proposal – to be subsequently submitted to the Shareholders’ meeting – to grant the Board proxy to call for a paid-in capital increase of Pirelli RE within one year of the date of the Shareholders’ meeting, up to a maximum amount equal to 10% of the existing share capital, by issuing ordinary shares with exclusion of the option right pertaining to the shareholders. The issue price for the new shares will be determined by the Board of Directors according to the criteria to be defined by the same Board, such that the resulting price corresponds to the market value at the time of exercise of the proxy. Granting of this proxy will allow the Board of Directors to have a rapid and flexible instrument in order to further strengthen and stabilize the shareholding structure. In this context, Mediobanca and UniCredit have confirmed their availability to underwrite a capital increase for a total amount of 20 million euros, equally divided between them, on the basis of terms and conditions to agree on closer to the date of the separation.

In order to guarantee stability of Pirelli RE’s shareholder base, some of the members of the Pirelli & C. shareholders’ agreement expressed their intention to enter into, as future new shareholders of Pirelli RE, a shareholders’ agreement that would involve less than 30% of the share capital, without, therefore, triggering a public tender offer requirement on the shares of Pirelli RE. Among the others, Mediobanca (for the Pirelli Re shares it obtains following the separation of Pirelli RE from the Pirelli Group) and Unicredit (also for the Pirelli RE shares obtained from possibly underwriting the above-mentioned capital increase) have expressed their availability to enter into such shareholders’ agreement.

In order to favor better trading of its stock, Pirelli & C. will proceed, prior to the assignment of shares, to cancel the nominal value of its ordinary and savings shares and to carry out a reverse stock split on the ordinary and savings shares of Pirelli & C. in the ratio of 1 new share for every 11 shares held, in a reverse stock split. Consequently, the ratio of assignment of Pirelli RE shares to ordinary and savings shareholders of Pirelli & C. will be 1 to 1.

The Board of Directors of Pirelli & C. and the Board of Directors of Pirelli RE granted a mandate to the Chairman to call the respective extraordinary shareholders’ meetings to adopt the required resolutions related to the transactions. These shareholders’ meetings are expected to take place by the end of July 2010 while the separation of Pirelli RE is expected to be completed in the second half of this year.

DETAILS ON THE TRANSACTIONS

1. CANCELLATION OF NOMINAL VALUE AND REVERSE STOCK SPLIT OF PIRELLI & C. SHARES

The Board of Directors of Pirelli & C. resolved to propose to the extraordinary Shareholders’ meeting to be called, the cancellation of the nominal value of the ordinary and savings shares and, afterwards, a reverse stock split grouping the shares in a ratio of 1 new ordinary share or 1 new savings share for every 11 shares in the same category. As an effect of the cancellation of the nominal value of the shares and the subsequent reverse stock split, the share capital of Pirelli & C., equal to 1,556,692,865.28 euros, will consist of 487,991,493 shares – of which 475,740,182 ordinary shares and 12,251,311 savings shares – with no nominal value. The implied book value of each ordinary and savings share post-reverse stock split will be equal to 3.19 euros.

Caution will be adopted in order to preserve unchanged the characteristics and measures of privileges attached to the savings shares of Pirelli & C. In any case the above transactions will not bring about a change in the rights attached to savings shares and will therefore not need to be submitted for approval of extraordinary shareholders’ meetings, neither will they trigger any right of withdrawal.

The terms and the timing of the reverse stock split transactions will be determined together with competent authorities and, in particular, with Italian stock market authority Borsa Italiana S.p.A., by giving appropriate notice to the market.

2. ASSIGNMENT OF PIRELLI RE SHARES

The separation of Pirelli RE from the Pirelli Group is expected to occur through assignment to ordinary and savings shareholders of Pirelli & C. of nearly all the Pirelli RE ordinary shares held by Pirelli & C., equal to about 58% of the corporate capital (487,798,972 ordinary shares); in order to carry out such assignment, a reduction of the share capital is expected for an amount corresponding to the value of the stake being assigned to the shareholders. The actual amount of the reduction of the share capital will be determined on the date of the extraordinary Shareholders’ meeting, in a measure equivalent to the value of the Pirelli RE stake being assigned, on the basis of the price of Pirelli RE shares on the open stock exchange day preceding the date of the Shareholders’ meeting.

The share capital reduction, should it be approved, will be carried out after cancellation of the nominal value of the shares and the reverse stock split through proportional assignment to Pirelli & C. shareholders of 487,231,561 shares of Pirelli RE, equivalent to nearly all the Pirelli RE shares in its portfolio. The decision not to assign all the shares held (487,798,972) is only due to the necessity to determine an assignment ratio that does not leave fractions. As for the Treasury shares held by Pirelli & C. (3,867,500 ordinary shares and 4,491,769 savings shares), these shares will not benefit from the right of assignment, which will be attributed proportionally to ordinary and savings shareholders of Pirelli & C. in the ratio of assignment of 1 Pirelli RE share for each ordinary and savings Pirelli & C. share held, after the reverse stock split. Thus, as an effect of the assignment ratio indicated above and the number of shares to be assigned, at the end of the transaction Pirelli & C. will remain in possession of 567,411 shares of Pirelli RE, or 0.1% of the share capital.

The proposal for reduction of the share capital will be preceded by an amendment to Article 5 of the By-laws of Pirelli & C., in order to expressly provide for the possibility to reduce share capital through distribution in kind to shareholders. In this case as well, the modalities for execution of the transaction will not trigger any change in the rights attached to the relevant shares.

Existing committed credit lines confirmed

The lending banks confirmed to Pirelli RE its committed credit lines for an aggregate amount equal to 430 million euros with an average maturity of about 24 months, in addition to an already existing credit line granted by Pirelli & C. for 150 million euros. The Pirelli & C. credit line, originally amounting to 750 million euros and later reduced to 150 million euros, is therefore confirmed, in part as suggested by the banks, in order to support the stand-alone activities of Pirelli RE. The terms and conditions of the credit line, including the provisions related to its remuneration, will be aligned to those of the loan of 320 million euros granted to Pirelli RE by a pool of banks in July 2009, and the credit of Pirelli & C. will therefore no longer be subordinated with respect to the other creditors of Pirelli RE (so-called “pari passu” clause). The expiration of the credit line has also been calibrated on the loan granted by the banks, and, therefore, extended to July 2012 or to February 2013 if, upon the occurrence of certain circumstances, the expiration of the loan granted by the banks is postponed. The credit line may also be postponed until 31 July 2015 or 31 July 2017 in case of non-compliance with certain financial covenants and/or should Pirelli RE fail to reach certain economic and financial targets.

Conference call

The transactions described in this press release will be illustrated tomorrow, 5 May 2010, at 12 p.m., in a conference call in which the Chairman of Pirelli & C. SpA, Marco Tronchetti Provera, and the top management of the Group will intervene. Journalists will be able to follow the presentation by telephone, without the possibility to ask questions, by calling the number +39.06.3348.5042. The presentation will also be available via webcast – in real time – on the website www.pirelli.com in the Investor Relations section, where it will be possible to consult the slides.

Pirelli Press Office – Tel. +39 02 6442.4270
Pirelli Investor Relations – Tel. +39 02 6442.2949
Pirelli RE Investor Relations -Tel. +39 02 6442.4057